UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2021

Commission File Number: 001-36000

XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

5 Badner St.

Ramat Gan,

4365603, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

RAMAT GAN, ISRAEL - (May 19, 2021) – XTL Biopharmaceuticals Ltd. (NASDAQ: XTLB, TASE: XTLB.TA) (“XTL” or the “Company”), a clinical-stage biopharmaceutical Company, today announced its intention to publish a restatement of its financial statements for the year ended December 31, 2020, by way of an amendment to its previously filed Form 20-F (this “Amendment”). The restatement is required due to the fact that the classification of the Company’s warrants as equity (and not as a non-current liability) was incorrect based on the assumption by the Company that the cashless exercise mechanism of the Company’s warrants was removed during 2018. During the second quarter of 2021, the Company concluded that the cashless exercise mechanism was not in fact cancelled when the registration statement originally declared effective in March 2018 became stale, as a result of which the right to exercise the warrants on a cashless basis was again possible, resulting in the situation that the warrants should have been recorded as non-current liabilities, and not as equity instruments. The amended and restated financial statements for the year ended December 31, 2020 will be restated and filed on May 19, 2021. The Company is planning to file during the upcoming weeks an F-3 Registration Statement, which once effective, shall register the shares underlying the warrants, the result of which will irrevocably cancel the right to exercise the warrants on a cashless basis, following which the warrants shall once again be recorded as an equity instrument and not a non-current liability.

About hCDR1

hCDR1 is a novel compound with a unique mechanism of action and clinical data on over 400 patients in three clinical studies. The drug has a favorable safety profile, is well tolerated by patients and has demonstrated efficacy in at least one clinically meaningful endpoint. For more information please see a peer reviewed article in Lupus Science and Medicine journal (full article).

About XTL Biopharmaceuticals Ltd. (XTL)

XTL Biopharmaceuticals Ltd. is a clinical-stage biotech company focused on the development of pharmaceutical products for the treatment of autoimmune diseases. The Company’s lead drug candidate, hCDR1, is a clinical asset for the treatment of autoimmune diseases including systemic lupus erythematosus (SLE) and Sjögren’s Syndrome (SS). The few treatments currently on the market for these diseases are not effective enough for many patients and some have significant side effects. hCDR1 has robust clinical data in three clinical trials with 400 patients and over 200 preclinical studies with data published in more than 40 peer reviewed scientific journals.

XTL is traded on the Nasdaq Capital Market (NASDAQ: XTLB) and the Tel Aviv Stock Exchange (TASE: XTLB.TA). XTL shares are included in the following indices: Tel-Aviv Biomed, Tel-Aviv MidCap, and Tel-Aviv Tech Index.

For further information, please contact:

Investor Relations, XTL Biopharmaceuticals Ltd.

Tel: +972 3 611 6666

Email: ir@xtlbio.com

www.xtlbio.com

Cautionary Statement

The Company cannot guarantee that the F-3 Registration Statement referenced above will be declared effective or the timeline thereof. This disclosure may contain forward-looking statements, about XTL’s expectations, beliefs or intentions regarding, among other things, its product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, XTL or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by XTL with the U.S. Securities and Exchange Commission, press releases or oral statements made by or with the approval of one of XTL’s authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause XTL’s actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause XTL’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements, including, but not limited to, the factors summarized in XTL’s filings with the SEC and in its periodic filings with the TASE. In addition, XTL operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control. XTL does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise. Please see the risk factors associated with an investment in our ADSs or ordinary shares which will be included in our Amended and Restated Annual Report on Form 20-F/A filed with the U.S. Securities and Exchange Commission on May 19, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 19, 2021	XTL BIOPHARMACEUTICALS LTD.

	By:	/s/ Shlomo Shalev
Shlomo Shalev Chief Executive Officer

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